FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month March 2021 No. 4

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 2310502
  (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

On March 17, 2021, the Registrant Announces a Newly Developed, State-of-the-art Galvanic Isolation Technology

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: March 17, 2021	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

Tower

Semiconductor

Where **Analog** and **Value** Meet

NEWS ANNOUNCEMENT	FOR IMMEDIATE RELEASE

Tower Semiconductor Introduces a Newly Developed, State-of-the-art Galvanic Isolation Technology

Addresses the ~$1B market for isolated SiC, GaN and MOSFET gate drivers and digital isolators serving electrical vehicle, green power and industrial end-markets

MIGDAL HAEMEK, Israel, March 17, 2021 – Tower Semiconductor (NASDAQ/TASE: TSEM), the leader in high-value analog semiconductor foundry solutions, today announced a newly developed, state-of-the-art galvanic capacitor technology integrated with its 0.18um power management and mixed signal platforms, enabling  up to 12kV isolated gate driver and digital isolator ICs, which enhance safety and power efficiency for applications in the automotive, green power and industrial markets, addressing an estimated $1B market.

The new technology offers a cost and size advantage thanks to the integration of the galvanic isolator, saving the need for an additional device. Lead customers are prototyping initial products addressing applications such as battery chargers, power supplies and motor drivers for electric and hybrid vehicles, green power (solar inverters and wind turbines power converters) and industrial markets.

“We are very excited to announce this innovative technology as we partner with lead customers to bring new products to market, supporting the anticipated high-growth in electrical vehicles and other applications for isolated power,” said Mr. Shimon Greenberg, Tower’s Vice President and General Manager of Mixed-Signal and Power Management Division, AIC BU. “The new technology augments our widely deployed 0.18um power technology, supporting applications from 5V to 200V”.

For more information about Tower Semiconductor’s Power Management technology platform, please click here.

For more information about Tower Semiconductor’s process technology offerings, please click here or inquire at: info@towersemi.com.

About Tower Semiconductor
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM), the leader in high-value analog semiconductor foundry solutions, provides technology and manufacturing platforms for integrated circuits (ICs) in growing markets such as consumer, industrial, automotive, mobile, infrastructure, medical and aerospace and defense. Tower Semiconductor’s focuses on creating positive and sustainable impact on the world through long term partnerships and its advanced and innovative analog technology offering, comprised of a broad range of customizable process platforms such as SiGe, BiCMOS, mixed signal/CMOS, RF CMOS, CMOS image sensor, non-imaging sensors, integrated power management (BCD and 700V), and MEMS. Tower Semiconductor also provides world-class design enablement for a quick and accurate design cycle as well as Transfer Optimization and development Process Services (TOPS) to IDMs and fabless companies. To provide multi-fab sourcing and extended capacity for its customers, Tower Semiconductor operates two manufacturing facilities in Israel (150mm and 200mm), two in the U.S. (200mm) and three facilities in Japan (two 200mm and one 300mm) through TPSCo. For more information, please visit www.towersemi.com.

Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect Tower’s business is included under the heading “Risk Factors” in Tower’s most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority. Tower does not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

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Tower Semiconductor Company Contact: Orit Shahar | +972-74-7377440 | oritsha@towersemi.com
Tower Semiconductor Investor Relations Contact: Noit Levy | +972-4-604-7066 | noitle@towersemi.com